Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the Ratios of Earnings to Fixed Charges for us for the periods indicated. For purposes of computing the ratios of earnings to fixed charges, earnings consist of income (loss) from continuing operations before adjustment for equity income from equity method investees, and our share of pretax losses of investees for which charges arising from guarantees are included in fixed charges, each as accounted for under the equity method, less capitalized interest, preference security dividend requirements of consolidated subsidiaries, and the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of the sum of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses related to indebtedness, an estimated interest component of rental expense, and preference security dividend requirments of consolidated subsidiaries.

	Eagle Rock Energy Partners, L.P.
	Years Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2012

Interest expense	45,513	39,056	41,535	35,118	46,643	43,665
Capitalized interest	1,433	391	61	416	451	987
Estimated interest associated with rental expense (1)	1,200	1,933	2,966	2,600	2,596	2,133

Total fixed charges	48,146	41,380	44,562	38,134	49,690	46,785

Net income (loss) from continuing operations before income taxes	(147,717)	48,861	(179,846)	(25,196)	70,424	(95,439)
Income from equity investees	—	—	(153)	20	11	8

Net income (loss) from continuing operations before income taxes before income from equity investees	(147,717)	48,861	(179,999)	(25,176)	70,435	(95,431)
Distributed income of equity investees	—	—	164	67	86	46
Capitalized interest	(1,433)	(391)	(61)	(416)	(451)	(987)
Depreciation of capitalized interest	59	104	116	128	149	139
Fixed chages	48,146	41,380	44,562	38,134	49,690	46,785

Total earnings	(100,945)	89,954	(135,218)	12,736	119,910	(49,448)

Ratio of earnings to fixed charges (2)	—	2.17	—	0.33	2.41	(1.06)

(1) Calculated as one third of rent expense, which is a reasonable approximation of the interest factor.

(2) For the years ended December 31, 2007, 2009 and 2010, and the nine months ended September 30, 2012, earnings were inadequate to cover fixed charges by $149.1 million, $179.8 million, $25.4 million and $96.2 million, respectively.